Exhibit 21.1 Subsidiaries of the Company

Direct and Indirect Subsidiaries of Royal Invest International Corp.

Company Name	Parent Company	Country of Incorporation
Royal Invest Europe B.V.	Royal Invest International Corp.	The Netherlands
Royal Invest Development and Services B.V.	Royal Invest International Corp.	The Netherlands
Vastgoed Beleggings Mij. Bunnik 1 B.V.	Royal Invest International Corp.	The Netherlands
Royal Invest German Properties 1 B.V. (formerly Rico Staete B.V.)	Royal Invest Europe B.V.	The Netherlands
Alfang B.V.	Royal Invest Europe B.V.	The Netherlands
AmogB B.V.	Royal Invest Europe B.V.	The Netherlands